Invesco PO Box 4333 Houston, TX 77210-4333 11 Greenway Plaza, Suite 1000 Houston, TX 77046

713 626 1919 www.invesco.com/us
November 30, 2012
Via EDGAR
Vincent Di Stefano
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	AIM Sector Funds (Invesco Sector Funds) File Nos: 811-03826 and 002-85905
Dear Mr. Di Stefano:
     Below is a response to your comment, which we discussed on November 30, 2012, regarding the Preliminary Proxy Statement filed on Schedule 14A (the “Proxy Statement”) for AIM Sector Funds (Invesco Sector Funds’) (the “Registrant”). The Proxy Statement was filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 5, 2012, pursuant to the Investment Company Act of 1940, as amended, and Section 14(a) under the Securities Exchange Act of 1934, as amended, and is scheduled to go effective in December 2012. The purpose of the Proxy Statement is to request shareholders of Invesco Utilities Fund (the “Fund”), a series of the Registrant, to eliminate one of the Fund’s fundamental investment restrictions.
1. Comment: In the section entitled “What is the Tax Impact of the Portfolio Repositioning Resulting from the Proposed Changes?,” discuss that there is no assurance that the Fund will receive an exemption under Section 19(b) and describe the consequences to the Fund if the exemption is not granted.
Response: The following disclosure will be added to the Proxy Statement:
“In 2013, the Fund may declare and pay a distribution to its shareholders of the capital gains realized by the Fund (net of available capital loss carryovers) as a result of such repositioning. If the Fund decides to make this additional distribution, it plans to apply to the SEC for an exemption from Section 19(b) to make an additional capital gains distribution due to “unforeseen circumstances” given the nonrecurring nature of this potential distribution. The Fund would file for this exemption as a precautionary measure in early 2013. In the event the Fund is not granted an exemption, the Fund may not make this special capital gains distribution to shareholders and capital gains resulting from the repositioning would be paid to shareholders in the ordinary course.
In the event the Fund later realizes capital losses that reduce the amount of capital gains otherwise distributable to shareholders for such fiscal year, all or a portion of such distribution may be classified as a return of capital. Return of capital distributions generally are not taxable to shareholders. Your cost basis in your Fund shares will be decreased by the amount of any return of capital. Any return of capital distributions in excess of your cost basis will be treated as capital gains.”

With respect to the foregoing comment, Registrant acknowledges the following:
     1. The Registrant is responsible for the adequacy and accuracy of disclosure in its filings.
     2. Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings.
     3. The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.
     Please do not hesitate to contact me at (630) 684-6301 if you have any questions or wish to discuss the response presented above.

Very truly yours,
/s/ Elizabeth Nelson, Esq.
Elizabeth Nelson, Esq.
Counsel

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